morphosys

RECEIVED

2007 JUN -6 A 8:51

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

Fedex!!

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

07024182

04 June, 2007

MorphoSys AG: 082-34915

SUPPL

Dear Madam,

Dear Sir,

Please find enclosed all publications made available to our shareholders since our last report.

If you have further questions please do not hesitate to contact us.

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

Best regards -

MorphoSys AG

pp Dr. Claudia Gutjahr-Löser
Head of
Corporate Communications

Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122
gutjahr@morphosys.com

Gerlinde Haring
Team Assistant
Corporate Communications

Tel.: +49 89 899 27-404
Fax: +49 89 899 27-5404
gerlinde.haring@morphosys.com

Enclosure
MorphoSys AG (082-34915)

- Corporate Factsheet; Spring 2007
- Shareholder Newsletter: MorphoSys Pipeline Moving Toward the Clinic; Spring 2007
- Press Releases:

05/16/2007	MorphoSys Shareholder Assembly Approves Three-for-One Stock Split - Dr. Walter Blättler appointed new Supervisory Board member
05/03/2007	MorphoSys Reports Completion of Equity Issue
05/02/2007	MorphoSys Launches Share Capital Issuance

04 June, 2007 (GHR)



Corporate Factsheet

Spring 2007

The Company

MorphoSys is one of the world's leading biotechnology companies focusing on fully human antibodies. With its proprietary technologies, MorphoSys is developing not only the next generation of therapeutic antibodies, but also antibodies for research and diagnostics purposes. HuCAL® (Human Combinatorial Antibody Library) is a very powerful technology for the rapid and automated production of specific antibodies. The most distinctive feature of the library is the capability to optimize fully human antibodies to pre-defined specifications, allowing MorphoSys researchers and their partners to "Engineer the Medicines of Tomorrow". MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in all market sectors.

Strategy

Presently, MorphoSys prosecutes its business in two operating segments. One segment, the Therapeutic Antibodies unit, develops drug candidates for commercial partners as well as MorphoSys's own proprietary product pipeline. In this regard, the Company has been successful in establishing a number of partnerships with renowned biotechnology and pharmaceutical companies and also generated several proprietary therapeutic antibody candidates for future out-licensing to partners. MorphoSys's second operating segment, the Research Antibodies unit, delivers high-quality antibodies to the research market, under the brand AbD Serotec. Two successful acquisitions of U.S. and U.K.-based antibody suppliers with strong catalog and industrial antibody production business have significantly strengthened and broadened MorphoSys's position in the research antibody market. The resulting combined activities of MorphoSys's AbD Serotec unit serve all segments of the research and diagnostics markets.

Technologies

MorphoSys has developed several new technologies relating to the generation of fully human antibodies, which set the standard for how antibodies will be made in the future. These technologies provide rapid and direct access to human antibodies as research tools, diagnostics and therapeutics. Foremost among these technologies is HuCAL, the Human Combinatorial Antibody Library, a collection of more than 12 billion functional, distinct, fully human antibodies. Importantly, HuCAL antibody libraries possess features which enable systematic optimization of fully human antibodies – an essential differentiating feature compared to other human antibody generation technologies, and one which is of significant value. MorphoSys's core technology is protected in the U.S.A., Europe and Australia by issued patents. Further patent applications are pending. Additionally MorphoSys has in-licensed several technologies and has complete freedom to develop and commercialize its technologies.



HuCAL GOLD® – the latest and most powerful antibody library developed by MorphoSys.

Partnering Activities

A central objective of MorphoSys is to establish its HuCAL technology as a standard technology for antibody generation, spanning the research, diagnostic and therapeutic markets. MorphoSys has established a broad product pipeline of therapeutic antibody programs within the scope of commercial agreements with partners, in addition to its own proprietary programs. These therapeutic programs exemplify the primary focus of MorphoSys's commercial activities: leveraging the power of HuCAL for the development of new therapeutic agents.

I. Therapeutic Antibodies

1. Library & Technology Transfer

MorphoSys offers the transfer and installation of the HuCAL GOLD library and the automated screening system AutoCAL™ at the premises of its clients, for the purpose of generating antibody reagents as well as therapeutic and diagnostic antibody candidates. This offer includes a comprehensive training for prospective users, the HuCAL user manual and a specialized customer support. In return, MorphoSys receives technology access and research license fees. For commercial use, MorphoSys also receives development milestones and royalties on end products. Technology licensing agree-

MorphoSys AG

Stock Exchange: Prime Standard, Frankfurt, Germany
Index: TecDAX 30
Security Code Number: MOR/663200
ISIN: DE 0006632003
U.S. Security Code: (Cusip) 617760103 (MPSYY)
No. of Shares Issued (Dec. 31, 2006): 6,715,322
Share Price (Dec. 31, 2006): EUR 54.37 (XETRA)
No. of Employees Corporate Group (Dec. 31, 2006): 279
Revenues 2006 (IFRS): EUR 53.0 million
Net Income 2006 (IFRS): EUR 6.0 million
Diluted Net Profit per Share 2006 (IFRS): EUR 0.93

morphosys
Engineering the Medicines of Tomorrow

ments currently exist with companies including Astellas, Bayer Schering, Bristol-Myers Squibb, Daiichi Sankyo, ImmunoGen, Merck Inc., Schering-Plough and Shionogi.

2. Therapeutic Antibody Generation

For collaboration partners requiring fully human antibodies directed against their targets for further development as therapeutics, MorphoSys provides highly optimized antibodies to its partners' pre-defined specifications, including full *in vitro* profiling for biological activity. In return, MorphoSys receives R&D funding, licensing and success payments, development milestones, and royalties on end products. MorphoSys is currently developing therapeutic antibodies with leading pharmaceutical companies such as Bayer Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche.

3. Proprietary Product Pipeline

MorphoSys has developed proprietary therapeutic antibody candidates in the area of inflammation and oncology. These candidates are available for future partnering. The Company's proprietary antibody pipeline currently consists of the following programs:

MOR103

MOR103 is a fully human HuCAL antibody, developed in the area of inflammatory diseases, i.e. rheumatoid arthritis, where current treatment options are inadequate. MorphoSys intends to evaluate clinical efficacy. Filing of all necessary applications to commence a phase 1 clinical trial is planned for H2 2007.

MOR202

MOR202 is a fully human HuCAL antibody directed against CD38, a therapeutic target for the treatment of multiple myeloma and certain leukemias. CD38 is a membrane glycoprotein which is highly expressed on multiple myeloma tumor cells and certain leukemias. In pre-clinical studies, MOR202 effectively killed cancer cells from primary patient tumor material and specific hematologic cancer cell lines. Furthermore, preclinical efficacy was shown by demonstrating strong inhibition of tumor growth in a SCID-mouse tumor model.

Contact

Investors:
Dave Lemus, *Chief Financial Officer*
Dr. Claudia Gutjahr-Löser,
Head of Corporate Communications
investors@morphosys.com

Commercial:
Therapeutic Antibodies Unit
Dr. Barbara Krebs-Pohl,
Head of Business Development
bd@morphosys.com

AbD Serotec:
Dieter Lingelbach, *Sen. Vice President, AbD*
antibodies.muc@ab-direct.com
www.ab-direct.com

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Tel.: +49 (0) 89 899 27-0
Fax: +49 (0) 89 899 27-222

Email: info@morphosys.com
Website: www.morphosys.com

The Research Antibodies segment serves the research and diagnostics antibody reagents market. In the future, the combined units offerings will be marketed under the AbD Serotec brand, focusing on three closely related product areas. In the custom monoclonal antibodies segment (formerly Antibodies by Design), **custom monoclonal antibodies** are generated for non-therapeutic applications using the HuCAL technology. The HuCAL technology allows novel antibodies to be generated within 8 weeks, significantly faster than the current market standard, and provides various other advantages over the use of animals for antibody production. Next, a **comprehensive catalog** of stock antibody products comprises more than 10,000 research antibodies and immunology reagents available for immediate purchase online. Finally, the **contract manufacturing** segment produces antibodies in the 10 milligram to 10 gram or more scale on behalf of customers. All products and services are offered globally to researchers in both industrial and academic institutions.

Commercial Partners

The Company has partnered with several pharmaceutical and biotechnology companies. Active partnerships currently include (in alphabetic order):

- Astellas
- Bayer Schering Pharma
- Boehringer Ingelheim
- Bristol-Myers Squibb
- Centocor (Johnson&Johnson)
- Eli Lilly
- Daiichi Sankyo
- F. Hoffmann-La Roche
- GPC Biotech
- Immunogen
- Merck & Co.
- Novartis
- Novoplant
- Oncomed Pharmaceuticals
- Pfizer
- Prochon Biotech
- Schering-Plough
- Shionogi
- Xoma

Management

Management Board

Dr. Simon E. Moroney, *Chief Executive Officer*

Dave Lemus, *Chief Financial Officer*

Dr. Marlies Sproll, *Chief Scientific Officer*

Supervisory Board

Dr. Gerald Möller, *Chairman*

Prof. Dr. Jürgen Drews, *Deputy Chairman*

Dr. Daniel Camus

Dr. Metin Colpan

Prof. Dr. Andreas Plückthun

Dr. Geoffrey N. Vernon

morphosys

Engineering the Medicines of Tomorrow

Shareholder
Newsletter
Engineering the Medicines of Tomorrow

MorphoSys Pipeline Moving Toward the Clinic

2007 Goals Include Initiation of Clinical Testing for Partnered Programs and MOR103

During 2006, MorphoSys's antibody pipeline achieved significant progress in advancing toward the clinical evaluation phase. Currently two product candidates are in Phase 1 clinical testing: 1D09C3 to treat non-Hodgkin's lymphoma and the compound to treat Alzheimer's disease generated by MorphoSys for its partner Roche. 1D09C3, which is being developed by Martinsried-based GPC Biotech AG, has already provided preliminary Phase 1 clinical trial results. These data show that the HuCAL antibody is well tolerated by patients with relapsed or refractory B-cell lymphoma. In addition, the results indicate potential anti-tumor activity. GPC Biotech anticipates that this Phase 1 trial will be completed in summer 2007. Based on positive final results, the antibody could proceed into Phase 2 studies before the end of 2007.

From the beginning of 2006 to the present, the number of partnered preclinical projects that could advance to clinical evaluation in the following years has more than doubled from 7 to 16. During 2007, this growth should continue. MorphoSys plans to initiate a Phase 1 clinical trial of its proprietary in-house project MOR103 by year-end. In parallel, one to three partnered projects could also reach the clinical testing stage. Overall, the Company expects the pipeline to continue to advance and mature.

Contents

Dear Readers,

Since our last annual meeting, MorphoSys has developed significantly. Due to new collaborations in Asia and the expansion of our activities in the research antibody area, MorphoSys is now a biotechnology company represented worldwide, with facilities and partners in all of the most important life sciences markets. Both the majority of the world's largest pharmaceutical companies and many of the leading research institutions in the USA, Europe and Asia use our technology and its products. We benefit from this internationalization in many ways. First and foremost, academic and industry researchers who were unaware of the Company and our core HuCAL technology are now learning about the opportunities both can offer. I see our success in signing major partnerships with three of Japan's top-10 pharmaceutical companies in the last two years as key representation of this achievement.

I thank you for your continued interest in the Company and hope you enjoy this report.

Dr. Simon Moroney,
Chief Executive Officer, MorphoSys AG



MorphoSys Increases Financial Flexibility

Raised Capital Increases MorphoSys's Cash Position to More Than € 100 Million

On May 3, 2007, MorphoSys successfully placed 652,188 shares with international institutional investors in Europe and North America, at a price of € 50.00 per share. The issue was well covered. The Company raised gross proceeds of approximately € 32.6 million, increasing the Company's cash balance to more than € 100 million. Dave Lemus, CFO of MorphoSys AG, speaks about the strategy behind this financing and other capital markets topics in the interview below.

Mr. Lemus, in May, MorphoSys completed a successful financing. What does this mean for the Company?

It's a significant milestone. Most importantly, we now have more than € 100 million in liquid assets that, in combination with the Company's profitability, represent the financial flexibility to undertake transactions.

What are the proposed uses for this capital and were these objectives only possible through such a financing?

MorphoSys continues to seek opportunities to further strengthen its research antibody business AbD Serotec through the acquisition of additional antibody companies. The adequate financial position is extremely important for the preparation and completion of successful acquisitions.

At this year's shareholder meeting, MorphoSys is proposing a share split; what would the split mean for shareholders, especially private shareholders?

For private shareholders, it would mean relatively little. For each currently held share, two new shares will be created. At the same time, the share value will go from €3 to €1 per share. Current ownership percentages would not be affected at all.

What is the purpose of such a split?

Our objective is to achieve a higher level of share liquidity, which is an important investment criteria for institutional investors. In 2006, several institutional investors, particularly in the US, declined meetings with the Company due to the limited number of shares. At the same time, the split enables a greater level of flexibility for individual investors to purchase shares in smaller volumes. Based on this rationale, we view the share split as appropriate even at the current share value.



DAVE LEMUS, CFO OF MORPHOSYS AG

Do other companies consider share splits, too?

Absolutely! This year, for instance, the German companies Henkel and Deutsche Börse have proposed a share split to their shareholders.

Speaking of institutional investors, MorphoSys has doubled the number of institutional investors in the Company.

That's correct. At the end of 2006, we conducted a shareholder identification which showed that approximately 40% of shares were held by institutional investors, primarily European investment funds. At the end of 2005, that number was closer to 20%. This increase is a big achievement.

What did MorphoSys do to increase the number?

We further intensified our investor relations activities in 2006. Over the course of the year, we conducted over 200 investor meetings in 10 different countries. The management team also presented the business model and our corporate strategy at 21 different international investment conferences.

HuCAL-based Therapeutics Build the Future

Projection Analysis of Partnered Program Success Indicates Large Potential

"MorphoSys has now achieved critical mass with its partnered therapeutic antibody business," stated Dr. Simon Moroney at the press conference to present the Company's 2006 year-end results. Based on an analysis of projected future success for only the partnerships active to date, nine HuCAL-based therapeutics are expected to reach the market. The following is a brief discussion of how the Company has come to this estimation.

To reach the number nine, the Company has assumed that, in addition to the 43 active partnered programs as of year-end 2006, at least seven new programs will have been started by the end of 2007. Within the scope of existing collaborations, and based on experience to date, a further 40 new projects could be initiated over the course of 2008 to 2011. This total of 90 is based solely on currently signed partnerships; any further therapeutic antibody deals would increase the total and therefore the projected number of products to reach the market.

The analysis then takes into account two important factors: MorphoSys's expertise with producing HuCAL antibodies and industry-accepted rates of drug development success. As supported by Company experience to date, MorphoSys can generate a HuCAL antibody against a particular target and meet the criteria to enter this antibody into formal preclinical evaluation with at least an 80% success rate.

Company data on preclinical development success suggest the probability of completing preclinical testing with positive results as 37.5%. To project the ability of any one compound successfully reaching the end of clinical development and market launch, the Company incorporated the most recent data from the Tufts Center for the Study of Drug Development, which produces the most widely used and accepted statistics for the pharmaceutical development process. These data set the probability that a biopharmaceutical drug will advance from Phase 1 testing to market launch at approximately 30%.

Using these data, the expected number of HuCAL antibody therapeutics that will reach the market is nine. Although this type of analysis is very useful to conceptualize the potential inherent in the current partnered therapeutic programs, which is significant, it is important not to move beyond this as simply an estimate. There are many factors that may impact the final number of marketed drugs, not least of which is the probability that MorphoSys will sign additional collaborations.


2 Programme in Phase 1
16 Programme in Prä-Klinik
25 Antikörper-programme
7 weitere bis 2007
40 weitere von 2008 bis 2011
9 HuCAL-Medikamente am Markt

MORPHOSYS PIPELINE PROJECTION

MorphoSys Present Worldwide

An Overview of the Company's Facilities in Germany, Great Britain and the USA

Since the acquisition of the Serotec Group, MorphoSys has been present in several locations throughout Europe and the USA. In addition to smaller sales offices in Düsseldorf, Germany, Hamar, Norway, and Brentwood, New Hampshire in the USA, the three primary facilities for the Company include MorphoSys headquarters in the German biotechnology cluster Martinsried near Munich, newly opened labs in the academic center of Oxford, England; and offices in the technology region of Research Triangle Park near Raleigh, North Carolina, USA.



MORPHOSYS HEADQUARTERS IN MARTINSRIED NEAR MUNICH, GERMANY

Martinsried – Leading German Biotechnology Cluster

All activities of MorphoSys's therapeutic antibody segment are based in Martinsried. Research activities here include development and functional characterization of product candidates for the pharmaceutical and biotechnology industries as well as for the Company's internal development pipeline.

Additional centralized functions located in Martinsried are alliance management, responsible for oversight and service of current collaborations; business development, which identifies new commercial and academic partnership opportunities; and the finance and intellectual property departments.

The research antibody segment AbD Serotec is also present in Martinsried through both administrative functions and generation of new research antibodies based on the HuCAL technology, related historically to the Antibodies by Design business initiative.

Martinsried is the leading biotechnology region in Germany, with approximately 100 biotech companies, including six of the currently 20 public German biotech companies.

One of the contributing factors to the success of the region is the proximity of the two Munich universities, namely the Ludwig-Maximilian University and the Munich Technical University, each with a university clinic, as well as the Max Planck Institutes for Biochemistry as well as Neurobiology and Psychology and the GSF National Research Center for Environment and Health.

MORPHHOSYS EMPLOYEES WORLDWIDE	
Germany (Martinsried and Düsseldorf)	183
UK (Oxford)	78
USA (Raleigh and Brentwood)	18
TOTAL (2006)	279

Oxford – England's Academic Center

MophoSys's second largest site is located in Oxford, England, with nearly 80 AbD Serotec employees. In January 2007, these employees moved into a new building, the opening of which was presided over by Malcolm Wicks, the British Minister for Science and Innovation. The research at this location is primarily the development and characterization of antibodies to be used as research reagents.



ABD SEROTEC FACILITY IN OXFORD, UNITED KINGDOM

Only a 90-minute drive northeast of London, Oxford is one of Great Britain's most important academic research centers. Oxford's research environment is greatly influenced by Oxford University, not only the oldest university in England, but one of the oldest universities in Europe.

Oxford

Martinsried

Raleigh

Raleigh – an Up-and-Coming Technology Center in the USA

AbD Serotec is currently represented in the most important research antibody market by a 20-person team based in Raleigh, North Carolina. The primary function of this location remains at present marketing and sales support for the business; there are currently no research activities at this site. An additional office is farther north in Brentwood, New Hampshire.

Together with Chapel Hill and Durham, Raleigh, the capital of North Carolina, creates a triangle, which provides the name of this technology-rich region: Research Triangle Park. There is a wealth of pharmaceutical, biotechnology and technology-based companies located in this area, supported by premier universities including Duke University, the University of North Carolina and North Carolina State University.



ABD SEROTEC FACILITY IN RALEIGH, NC, USA

MorphoSys Increases Corporate Social Responsibility

Company Supports Community Health Organizations and Initiatives

MorphoSys is increasing its activities in the area of corporate social responsibility, particularly in the support of research and education programs and in aiding organizations and initiatives that are focused on fighting disease and improving patient care. All of these efforts involve factors that are highly relevant to the larger industry of which MorphoSys is a part.


morphosys

Zahlen Sie gegen diesen Scheck Zehntausend
Betrag in Buchstaben

EUR | Betrag Euro, Cent 10.000,-

an McDonald's Kinderhilfe
oder Überbringer

Martinsried, 11. Mai 2007
Ort, Datum

Unterschrift des Ausstellers

MUSTER

This year for the first time, the Company has decided that the money used to provide the buffet normally offered at the Annual Shareholders' Meeting will be redirected to charity. In total, € 10,000 could be donated to Ronald McDonald House Charities in Munich. The Ronald McDonald House in Munich serves as a temporary residence near the medical facility for family members with seriously ill children.

MorphoSys Employees Join Bone Marrow Transplant Donor List

In March 2007, MorphoSys sponsored a voluntary program in Martinsried to characterize potential bone marrow donors in partnership with the non-profit foundation "Aktion Knochenmarkspende Bayern." Blood samples from more than 40 Martinsried-based employees were characterized and the resulting profiles added to the national marrow donor registry.

MorphoSys Employees Support Handicapped Access Organization

At the end of each year, the employees of MorphoSys AG support a local charitable non-profit organization with private donations. In 2006, MorphoSys's staff donated approximately €1,000 to Lebenshilfe e.V. Schmalkalden, an organization supporting handicapped people.


RONALD McDONALD HAUS
morphosys
Zehntausend
EUR
10.000,-
McDonald's Kinderhilfe
MUSTER
Martinsried, 11. Mai 2007

DAVE LEMUS AT THE RONALD MCDONALD HOUSE IN MUNICH

MorphoSys supports local kindergarten "BioKids"

One of MorphoSys's main goals in regard to corporate culture and human resources is to secure a healthy work-life balance for its employees and their families. As a part of this effort, MorphoSys – together with other Munich-based biotechnology companies – founded a local kindergarten called "BioKids" in 2002 and has supported this both financially and in terms of active participation since that time. A member of MorphoSys has been consistently on the advisory board of the holding company Kita BioRegio e.V., which represents "BioKids."

New Member of the Supervisory Board: Dr. Walter Blättler

Former ImmunoGen CSO Dr. Walter Blättler to Replace Prof. Andreas Plückthun

MorphoSys has announced that its current board member Professor Andreas Plückthun intends to resign from the Supervisory Board effective May 16, 2007. As successor to Professor Plückthun, the Supervisory Board has proposed the nomination of Dr. Walter A. Blättler, formerly Executive Vice President, Science and Technology of ImmunoGen, Inc., at the Annual Shareholders' Meeting in May. Dr. Blättler's experience in developing antibody-based drugs is deemed to be highly valuable in light of MorphoSys's maturing partnered and proprietary antibody drug pipeline. Professor Plückthun will remain an advisor to MorphoSys for future technology development.



DR. WALTER BLÄTTLER

Professor Plückthun is leaving the board at his own request in order to devote additional time to his increasing number of academic research programs at the University of Zurich, as well as to be able to pursue other entrepreneurial opportunities. The Supervisory Board accepted Prof. Plückthun's decision with regret and thanked him for his extensive support and his contributions to the growth and success of the Company. Professor Plückthun co-founded the Company in 1992 and served on the Supervisory Board of MorphoSys since that time. During his term on the Supervisory Board, Professor Plückthun played a prominent role in establishing and developing the proprietary antibody technologies MorphoSys possesses today.

Successor with Extensive Industry Experience

Dr. Walter Blättler received a doctorate in chemistry from the Swiss Federal Institute of Technology, Zurich (ETH Zürich), and subsequently held a research position as a postdoctoral fellow at Harvard University, Cambridge, USA. Prior to joining ImmunoGen at its newly established laboratories, Dr. Blättler held various positions at the Dana-Farber Cancer Institute and Harvard Medical School, in Boston. In 1987, he joined ImmunoGen as Vice President and subsequently Senior Vice President, Research & Development. In 1996, he was promoted to Executive Vice President, Science & Technology. During his tenure with the company, ImmunoGen introduced several antibody-based drugs into clinical development and established multiple successful research and development collaborations with major pharmaceutical companies.

Expertise with Antibody-Drug Conjugates

Additionally, Dr. Walter Blättler played a pivotal role in the development of ImmunoGen's core TAP technology. This technology enables the combination of a cancer receptor-targeted antibody with an effective anticancer agent. The technology is based on the concept that because the cancer cell accepts the antibody, the cancer toxin is thereby delivered directly and specifically to the cancer cell.



SUPERVISORY BOARD OF MORPHOSYS

MorphoSys Signs Third Therapeutic Partnership in Japan

In March 2007, MorphoSys and Astellas Pharma Inc., Japan's second largest pharmaceutical company, entered into a license agreement for the use of MorphoSys's HuCAL technology. As with MorphoSys' two other partnerships in Japan, MorphoSys grants Astellas access to its HuCAL GOLD antibody library for use in its internal pharmaceutical drug discovery programs. In addition, Astellas maintains an option to initiate multiple therapeutic antibody programs internally or with MorphoSys. The agreement has a potential duration of up to five years. This third large-scale partnership in Japan demonstrates the potential of the Company's proprietary technology in the Asian market. As part of the first quarter 2007 financial results, MorphoSys stated that approximately 10% of the Company's revenues in the therapeutic segment will originate in Japan.



GPC Biotech Looks Toward Phase 2

Based on the preliminary Phase 1 results presented in December 2006 for the 1D09C3 HuCAL-based antibody, MorphoSys's partner GPC Biotech AG expects to complete the Phase 1 program and begin Phase 2 studies by year-end.

This product candidate is already designated by the EU regulatory body as an orphan drug for the indications of non-Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.

AbD Serotec Improves Customer Relationships

AbD Serotec has instituted a new bonus program to increase client loyalty. For every product purchase or service contract, a client will receive bonus points in the form of "Affinity Tokens." These can be used to pay for memberships in scientific societies, subscriptions for scientific publications or can be used toward the further purchase of AbD products.

Customers in North America, Great Britain, Germany, France, Austria, Switzerland, the Benelux states, Scandinavia and Ireland are already benefiting from the bonus program.

Key Note at BioDeutschland's First German Biotech CFO Summit in Berlin

In April 2007, Germany's national biotechnology association BioDeutschland organized the first Biotech CFO Summit in Berlin with approximately 90 participants. The key note was given by Dave Lemus, Chief Financial Officer of MorphoSys AG. Dave Lemus summarized the development of the German biotechnology industry in the last decade and MorphoSys's role in this process.

Imprint

Published by: MorphoSys AG
Corporate Communications
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany
Tel.: +49-89-899-270
Fax: +49-89-8992-7222
E-mail: investors@morphosys.com

Editorial office: Dr. Claudia Gutjahr-Löser, Mario Brkulji
Concept: Strukturplan, Munich

Print: dsb Drucksachen GmbH, Gräfelfing

Editorial deadline: 05/05/2007

morphosys

Press Release
Martinsried/Munich, May 16, 2007

MorphoSys Shareholder Assembly Approves Three-for-One Stock Split

Dr. Walter Blättler appointed new Supervisory Board member

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced that the Company's shareholders approved a three-for-one split of the Company's common stock at the Company's Annual Shareholder Meeting today. Each shareholder will receive two additional shares for every outstanding share held on a given record date, and trading will begin on a split-adjusted basis in July 2007.

As part of the shareholder assembly agenda, the shareholders also confirmed the appointment of Dr. Walter Blättler, formerly Executive Vice President, Science and Technology of ImmunoGen, Inc., to the MorphoSys Supervisory Board. Dr. Blättler replaces Prof. Dr. Andreas Plückthun, Professor of Biochemistry, University of Zurich and co-founder of MorphoSys AG.

Prof. Plückthun co-founded the Company in 1992 and served on the board since that time. He is leaving the board at his own request, in order to devote additional time to his increasing number of academic research programs at the University of Zurich, as well as to be able to pursue other entrepreneurial opportunities.

All other management proposals of the shareholder assembly agenda were passed with large majorities at the meeting in Munich.

"We are pleased to announce Dr. Blättler's formal appointment to our Supervisory board. On behalf of the company, I would like to thank Professor Plückthun for his efforts in helping us to establish MorphoSys as one of the leading antibody companies in the world," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

"Today's announced stock split reflects our optimism in the growth prospects of MorphoSys," remarked Dave Lemus, Chief Financial Officer of MorphoSys AG. "The resulting increased liquidity of MorphoSys's shares will support our efforts to broaden our shareholder base as it offers potential benefits for both private and institutional investors."

About MorphoSys:
MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Astellas (Japan), Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH

(Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, dinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, May 03, 2007

MorphoSys Reports Completion of Equity Issue

MorphoSys AG (FSE: MOR; Prime Standard Segment; TecDAX) has successfully placed 652.188 shares to international institutional investors in Europe and North America, at a price of EUR 50.00 per share. The issue was well covered. The Company raised gross proceeds of approximately EUR 32.6 million raising the Company's cash balance to over EUR 100 million. Société Générale and WestLB AG acted as joint lead managers for this transaction and were joined by Janney Montgomery Scott acting as selling agent in the USA.

With the capital increase, the number of issued shares will increase from 6,715,322 to 7,367,510 shares, corresponding to an increase of subscribed share capital in common stock from EUR 20,145,966 to EUR 22,102,530.

"Today's successful funding will assist us in the further expansion of our research antibodies business, whilst retaining financial flexibility to tap other growth opportunities for the Group," commented Dave Lemus, Chief Financial Officer of MorphoSys AG.

Important information:

This press release constitutes neither an offer to sell nor a solicitation to buy any securities.

This press release is not being issued in the United States of America and must not be distributed to U.S. persons (as defined in regulations S of the U.S. securities act of 1933, as amended ("Securities Act") or publications with a general circulation in the United States. This press release does not constitute an offer or invitation to purchase any securities in the United States. The securities of MorphoSys AG have not been registered under the securities act and may not be offered, sold or delivered within the United States or to U.S. persons absent from registration under or an applicable exemption from the registration requirements of the United States Securities Law.

This document is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investment falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (The "order") or (III) who fall within article 49(2)(A) to (D) ("High net worth companies, Unincorporated Associations, etc.") of the order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Astellas (Japan), Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, May 02, 2007

MorphoSys Launches Share Capital Issuance

MorphoSys AG (FSE: MOR; Prime Standard Segment; TecDAX) intends to place 652.188 new shares through an accelerated book building process to institutional investors in Europe and North America. The Management and Supervisory Boards of MorphoSys AG decided to increase the Company's equity capital against contribution in cash, excluding preemptive rights. Société Générale and WestLB AG will act as joint lead managers for this transaction, and are joined by Janney Montgomery Scott acting as selling agent in the USA.

MorphoSys intends to use the issue proceeds to further expand the Company's business activities mainly in the research antibody segment, operating under the brand AbD Serotec, and accelerate further growth of the Group.

Important information:

This press release constitutes neither an offer to sell nor a solicitation to buy any securities.

This press release is not being issued in the United States of America and must not be distributed to U.S. persons (as defined in regulations S of the U.S. securities act of 1933, as amended ("Securities Act") or publications with a general circulation in the United States. This press release does not constitute an offer or invitation to purchase any securities in the United States. The securities of MorphoSys AG have not been registered under the securities act and may not be offered, sold or delivered within the United States or to U.S. persons absent from registration under or an applicable exemption from the registration requirements of the United States Securities Law.

This document is directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investment falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (The "order") or (III) who fall within article 49(2)(A) to (D) ("High net worth companies, Unincorporated Associations, etc.") of the order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Astellas (Japan), Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

END